Exhibit 99.1

SPORTRADAR ANNOUNCES STRONG THIRD QUARTER 2021 FINANCIAL RESULTS

SANKT GALLEN, Switzerland, November 17, 2021 (GLOBE NEWSWIRE) – Sportradar Group AG (NASDAQ: SRAD) (“Sportradar” or “the Company”), a leading global technology platform enabling next generation engagement in sports, and the number one provider of business-to-business solutions to the global sports betting industry, today announced financial results for its third quarter ended September 30, 2021.

Third Quarter 2021 Highlights

•	Revenue in the third quarter of 2021 increased 30% compared to the third quarter of 2020 to €136.8 million ($158.7 million)[1], driven by robust growth across all geographies and business segments

•

Continued strong performance in the U.S. market with U.S. revenue in the third quarter of 2021 increasing by 119% compared to the third quarter of 2020. For the nine months ended September 30, 2021 the U.S. revenue reached €48.5 million ($56.3 million)[1]

•	Adjusted EBITDA* in the third quarter of 2021 was up 21% compared to the third quarter of 2020 to €20.9 million ($24.2 million)[1]

•	Strong Dollar-Based Net Retention Rate* of 128% at the end of third quarter of 2021, underscoring the continued success of our cross-sell and upsell strategy

•

Successfully extended our partnership through 2028 with FanDuel Group, a leader in the U.S. sports betting market, covering pre-match betting services, live betting services, and betting entertainment tools

•

Completed successful listing on Nasdaq, raising €546 million of primary net proceeds to fund continued growth in the business, providing the Company with €878 million to continue to invest in global growth

•	For the full-year 2021, we expect revenue to be in the range of €553 to €555 ($641 to $644)[1] million and Adjusted EBITDA* in the range of €99.5 to 101.5 ($115.4 to $117.7)[1] million.

	Q3	Q3	Change
	2021	2020	%

Revenue	€136.8	€105.3	+30%
Adjusted EBITDA*	€20.9	€17.3	+21%
Adjusted EBITDA margin*	15%	16%	-7%
Dollar-Based Net Retention Rate*	128%	114%	+12%
Adjusted Free Cash Flow*	€32.9	€13.5	+144%
Cash Flow Conversion*	158%	78%	+102%

[1]	For the convenience of the reader, we have translated Euros amounts in the tables below at the noon buying rate of the Federal Reserve Bank of New York on September 30, 2021, which was €1.00 to $1.16.
*	Non-IFRS financial measure; see “Non-IFRS Financial Measures and Operating Metrics” and accompanying tables for further explanations and reconciliations of non-IFRS measures to IFRS measures.

Carsten Koerl, Chief Executive Officer of Sportradar said: “Our strong results demonstrate the value we provide to our partners and customers around the world. We are the largest provider of sports intelligence in the world and the only profitable global sports technology platform of scale. Critically, we believe we are also the most innovative in developing technology solutions that enable our league customers, media and betting partners to use our ever-increasing data to attract and engage sports fans.”

Koerl continued, “We plan to continue to make significant investments, particularly in the U.S. The U.S. represents the primary area of focus to execute on our strategic growth plans, as the U.S. region is currently only 7 percent of our group revenues, representing a significant potential business opportunity as more states legalize betting and the market expands from $1 billion in 2019 to an estimated $23 billion in the next 10 years. Our recent Nasdaq listing in the U.S. was a tremendous milestone for our team, and we look forward to building on our success in a multitude of areas in the years ahead.”

Financial Highlights for the Three Months Ended September 30, 2021

•	Revenue in the third quarter of 2021 increased by 30% compared to the third quarter of 2020 to €136.8 million

•	Adjusted EBITDA* in the third quarter of 2021 increased by 21% compared to the third quarter of 2020 to €20.9 million

•

Adjusted EBITDA margin* remains strong at 15% in the third quarter of 2021, a slight decrease compared to the third quarter 2020 due to additional IPO costs of approximately €5.7 million which were incurred in the third quarter of 2021. Eliminating the impact of IPO costs would result in an Adjusted EBITDA margin of 20%, illustrating our continuous ability to achieve operating leverage

•

Dollar-Based Net Retention Rate* increased from 114% to 128% for the comparable twelve month period ending at September 30, 2020 and 2021 demonstrating continued execution of our upsell and cross-sell strategy and underscoring the quality of the products and services we provide our customers

•	Adjusted Free Cash Flow* in the third quarter of 2021 increased by 144% to €32.9 million which resulted in a Group Cashflow conversion of 158%

•	Cash totaled €768.4 million as of September 30, 2021. Total liquidity available for use at September 30, 2021, including undrawn credit facilities was €878.4 million

•	Total Debt at September 30, 2021 was €436.7 million resulting in a net cash position of €331.7 million

Segment Information

RoW Betting

•

Segment revenue in the third quarter of 2021 increased by 24% compared to the third quarter of 2020 to €78.6 million. This growth was driven primarily by uptake in our higher value-add offerings including Managed Betting Services and Live Odds Services, which increased by 63% and 20% respectively, as a result of new customers wins as well as increased turnover[2] and volume.

•

Segment Adjusted EBITDA* in the third quarter of 2021 increased by 36% compared to the third quarter of 2020 to €44.7 million. The Segment Adjusted EBITDA margin* improved from 52% to 57% in the third quarter of 2021 driven by growth in higher margin products.

[2]	Turnover is the total amount of stakes placed and accepted in betting.

RoW AV

•

Segment revenue increased in the third quarter of 2021 by 13% compared to the third quarter of 2020 to €29.0 million. This growth was impacted by COVID related schedule changes in 2020, when more matches than usual were played in Q3 2020. Adjusting for schedule changes Q3 2021 growth was approximately 30%, driven by volume growth as we were able to sell more matches (such as Soccer and Baseball) as well as growth from additional, new content (such as Copa America, Horse Racing and eSports) being sold to existing and new customers.

•

Segment Adjusted EBITDA* in the third quarter of 2021 increased by 220% compared to the third quarter of 2020 to €9.6 million. The Segment Adjusted EBITDA margin* improved from 12% to 33% in the third quarter of 2021 driven by lower cost of some content.

United States

•

Segment revenue in the third quarter of 2021 increased by 119% compared to the third quarter of 2020 to €19.6 million. This result was driven by growth in our US Betting services and increased revenue from our customers as the underlying market and turnover grew. We also experienced strong adoption of our ad:s product, growth in US Media and a positive impact from the acquisition of Synergy Sports in the second quarter of 2021.

•

Segment Adjusted EBITDA* in the third quarter of 2021 increased by 24% compared to the third quarter of 2020 to -€(6.6) million. The Segment Adjusted EBITDA margin* improved from (-60%) to (-34%) in the third quarter of 2021 which reflects the scalability of this business and clear path to profitability while continuing to invest in the US market.

Costs and Expenses

•

Personnel expenses in the third quarter of 2021 increased by €20.0 million compared to the third quarter of 2020 to €51.3 million resulting from additional hires in new business lines (2.849 FTE in the third quarter of 2021 vs 2.235 FTE in the third quarter of 2020), stock-based compensation, and reversal of temporary COVID 19 cost savings in the third quarter of 2021 compared to the third quarter of 2020.

•

Other Operating expenses in the third quarter of 2021 increased by €15.7 million compared to the third quarter of 2020 to €25.2 million mainly driven by incurred costs for IPO, compliance costs relating to operating as a publicly listed company in the US and M&A costs.

•

Total Sport rights costs in the third quarter of 2021 decreased by €9.0 million compared to the third quarter of 2020 to €28.7 million resulting from fewer major sporting events in the third quarter of 2021 compared to the third quarter of 2020.

•	Adjusted EBITDA* in the third quarter of 2021 was negatively impacted by IPO costs of €5.7 million. Eliminating this impact would result in an Adjusted EBITDA* of €26.6 million.

Recent Business Highlights

•	Issued and sold 19 million shares in connection with the closing of our IPO on Nasdaq raising €546 million of primary net proceeds

•	Signed integrity partnerships with leading sports leagues and federations such as cricket’s Tamil Nadu Premier League (TNPL), Badminton Europe and the Austrian Tennis Association

•	Secured a multi-year exclusive official data and media rights deal with Ligue Nationale de Basket (LNB), France’s top basketball league

•	Implemented full Computer Vision models for Grand Slam tennis events including Wimbledon and US open

•	Combined newly developed AI tools with our Managed Trading Services, Sportradar’s holistic trading service for sportsbook operators, to more accurately detect potential betting related match-fixing

•	Announced partnership extension with US market leader FanDuel Group through 2028

•	Announced a five-year deal with US betting and iGaming operator, Bally’s Interactive, to help support and grow sportsbook operations in the US

•

Celebrated three wins at the EGR B2B Awards in the Best Customer Service and Live Streaming Supplier categories, as well as the recently acquired Fresh Eight being shortlisted for Best Marketing and PR Supplier

Financial Outlook

For the full-year 2021, the Company currently expects:

•	Revenue in the range of €553 million to €555 million, representing growth of 36.6% to 37.1% for fiscal 2021

•	Adjusted EBITDA* in the range of €99.5 million to €101.5 million, representing growth of 29.4% to 32.0% for fiscal 2021

Conference Call and Webcast Information

Sportradar will host a conference call to discuss the third quarter 2021 financial results on November 17, 2021 at 8:00 a.m. Eastern Time (“ET”). The conference call can be accessed live over the phone by dialing 1-877-423-9813, or for international callers 1-201-689-8573. A replay will be available from 11:00 a.m. ET on November 17, 2021 through November 24, 2021, by dialing 1-844-512-2921, or for international callers 1-412-317-6671. The replay passcode will be 13724560.

The call will also be webcast live from Sportradar’s investor relations website at https://investors.sportradar.com/. Following the completion of the call, a recorded replay of the webcast will be available on the website.

About Sportradar

Sportradar is the leading global sports technology company creating immersive experiences for sports fans and bettors. Established in 2001, the company is well-positioned at the intersection of the sports, media and betting industries, providing sports federations, news media, consumer platforms and sports betting operators with a range of solutions to help grow their business. Sportradar employs more than 2,800 full time employees across 19 countries around the world. It is our commitment to excellent service, quality and reliability that makes us the trusted partner of more than 1,600 customers in over 120 countries and an official partner of the NBA, NHL, MLB, NASCAR, UEFA, FIFA, ICC and ITF. We cover more than 750,000 events annually across 83 sports. With deep industry relationships, Sportradar is not just redefining the sports fan experience; it also safeguards the sports themselves through its Integrity Services division and advocacy for an integrity-driven environment for all involved.

Sportradar and the Sportradar logo are registered trademarks of Sportradar. All other third-party trademarks and logos contained in this press release are the property of their respective owners.

CONTACT

Press Contact:

Sandra Lee

sandra.lee@sportradar.com

comms@sportradar.com

Investor Relations:

Solebury Trout for Sportradar

Ed Yuen

eyuen@soleburytrout.com

Ankit Hira

ahira@soleburytrout.com

Non-IFRS Financial Measures and Operating Metrics

We have provided in this press release financial information that has not been prepared in accordance with IFRS, including Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Free Cash Flow and Cash Flow Conversion (together, the “Non-IFRS financial measures”), as well as operating metrics, including Dollar-Based Net Retention Rate. We use these non-IFRS financial measures internally in analyzing our financial results and believe they are useful to investors, as a supplement to IFRS measures, in evaluating our ongoing operational performance. We believe that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial results with other companies in our industry, many of which present similar non-IFRS financial measures to investors.

Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. Investors are encouraged to review the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures provided in the financial statement tables included below in this press release.

•

“Adjusted EBITDA” represents profit (loss) for the period adjusted for share based compensation, depreciation and amortization (excluding amortization of sports rights), impairment of intangible assets, other financial assets and equity-accounted investee, loss from loss of control of subsidiary, finance income and finance costs, and income tax (expense) benefit.

License fees relating to sport rights are a key component of how we generate revenue and one of our main operating expenses. Such license fees are presented either under purchased services and licenses or under depreciation and amortization, depending on the accounting treatment of each relevant license. Only licenses that meet the recognition criteria of IAS 38 are capitalized. The primary distinction for whether a license is capitalized or not capitalized is the contracted length of the applicable license. Therefore, the type of license we enter into can have a significant impact on our results of operations depending on whether we are able to capitalize the relevant license. Our presentation of Adjusted EBITDA removes this difference in classification by decreasing our EBITDA by our amortization of sports rights. As such, our presentation of Adjusted EBITDA reflects the full costs of our sports rights licenses. Management believes that, by deducting the full amount of amortization of sport rights in its calculation of Adjusted EBITDA, the result is a financial metric that is both more meaningful and comparable for management and our investors while also being more indicative of our ongoing operating performance.

We present Adjusted EBITDA because management believes that some items excluded are non-recurring in nature and this information is relevant in evaluating the results of the respective segments relative to other entities that operate in the same industry. Management believes Adjusted EBITDA is useful to investors for evaluating Sportradar’s operating performance against competitors, which commonly disclose similar performance measures. However, Sportradar’s calculation of Adjusted EBITDA may not be comparable to other similarly titled performance measures of other companies. Adjusted EBITDA is not intended to be a substitute for any IFRS financial measure.

Items excluded from Adjusted EBITDA include significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitutes for, profit for the period, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. We compensate for these limitations by relying primarily on our IFRS results and using Adjusted EBITDA only as a supplemental measure.

•	“Adjusted EBITDA margin” is the ratio of Adjusted EBITDA to revenue.

•

“Adjusted Free Cash Flow” represents net cash from operating activities adjusted for payments for lease liabilities, acquisition of property and equipment, acquisition of intangible assets (excluding certain intangible assets required to further support an acquired business). We consider Adjusted Free Cash Flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by the business after the purchase of property and equipment, of intangible assets and payment of lease liabilities, which can then be used to, among other things, to invest in our business and make strategic acquisitions. A limitation of the utility of Adjusted Free Cash Flow as a measure of liquidity is that it does not represent the total increase or decrease in our cash balance for the year.

•	“Cash Flow Conversion” is the ratio of Adjusted Free Cash Flow to Adjusted EBITDA.

In addition, we define our operating metrics as follows:

•

“Dollar-Based Net Retention Rate” is calculated for a given period by starting with the reported Trailing Twelve Month revenue, which includes both subscription-based and revenue sharing revenue, from our top 200 customers as of twelve months prior to such period end, or Prior Period revenue. We then calculate the reported Trailing Twelve Month revenue from the same customer cohort as of the current period end, or Current Period revenue. Current Period revenue includes any upsells and is net of contraction and attrition over the trailing twelve months, but excludes revenue from new customers in the current period. We then divide the total Current Period revenue by the total Prior Period revenue to arrive at our Dollar-Based Net Retention Rate.

The Company is unable to provide a reconciliation of Adjusted EBITDA to profit (loss) for the period, its most directly comparable IFRS financial measure, on a forward- looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to foreign exchange gains and losses. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results.

Safe Harbor for Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events, including, without limitation, statements regarding future financial or operating performance, planned activities and objectives, anticipated growth resulting therefrom, market opportunities, strategies and other expectations, and expected performance for the full year 2021. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar words. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: economy downturns and political and market conditions beyond our control; the global COVID-19 pandemic and its adverse effects on our business; dependence on our strategic relationships with our sports league partners; effect of social responsibility concerns and public opinion on responsible gaming requirements on our reputation; potential adverse changes in public and consumer tastes and preferences and industry trends; potential changes in competitive landscape, including new market entrants or disintermediation; potential inability to anticipate and adopt new technology; potential errors, failures or bugs in our products; inability to protect our systems and data from continually evolving cybersecurity risks, security breaches or other technological risks; potential interruptions and failures in our systems or infrastructure; our ability to comply with governmental laws, rules, regulations, and other legal obligations, related to data privacy, protection and security; ability to comply with the variety of unsettled and developing U.S. and foreign laws on sports betting; dependence on jurisdictions with uncertain regulatory frameworks for our revenue; changes in the legal and regulatory status of real money gambling and betting legislation for our customers; our inability to maintain or obtain regulatory compliance in the jurisdictions in which we conduct our business; our ability to obtain, maintain, protect, enforce and defend our intellectual property rights; our ability to obtain and maintain sufficient data rights from major sports leagues, including exclusive rights; material weaknesses identified in our internal control over financial reporting; inability to secure additional financing in a timely manner, or at all, to meet our long-term future capital needs; risks related to future acquisitions; and other risk factors set forth in the section titled “Risk Factors” in our prospectus pursuant to Rule 424(b) filed with the Securities and Exchange Commission on September 15, 2021, and other documents filed with or furnished to the SEC, accessible on the SEC’s website at www.sec.gov and on our website at https://investors.sportradar.com. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SPORTRADAR GROUP AG

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(Expressed in thousands of Euros – except for per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2021	2020	2021

Revenue	105,294	136,765	296,894	408,837
Purchased services and licenses (excluding depreciation and amortization)	(26,220)	(29,413)	(63,476)	(85,977)
Internally-developed software cost capitalized	1,433	3,219	4,588	9,136
Personnel expenses	(31,366)	(51,333)	(86,985)	(136,777)
Other operating expenses	(9,561)	(25,176)	(27,486)	(60,117)
Depreciation and amortization	(27,962)	(27,182)	(80,870)	(91,271)
Impairment of intangibles assets	(26,184)	—	(26,184)	—
Impairment of equity-accounted investee	(4,578)	—	(4,578)	—
Impairment loss on trade receivables, contract assets and other financial assets	(984)	(657)	(3,031)	(759)
Share of income (loss) of equity-accounted investees	167	(397)	(876)	(1,487)
Finance income	12,705	1,574	22,140	14,592
Finance costs	(8,739)	(13,390)	(21,437)	(36,839)

Net income (loss) before tax	(15,995)	(5,990)	8,699	19,338
Income tax (expense) benefit	1,012	(3,047)	(3,451)	(10,724)

Profit (loss) for the period	(14,983)	(9,037)	5,248	8,614

Other Comprehensive Income / (loss)
Items that will not be reclassified subsequently to profit or loss
Remeasurement of defined benefit liability	17	18	52	54
Related deferred tax income	(2)	(3)	(8)	(9)

	15	15	44	45
Items that may be reclassified subsequently to profit or loss
Foreign currency translation adjustment	1,736	(1,207)	1,813	(590)
Foreign currency translation adjustment attributable to non-controlling interests	124	(85)	130	(183)

	1,860	(1,292)	1,943	(773)

Other comprehensive income (loss) for the period, net of tax	1,874	(1,276)	1,987	(728)

Total comprehensive income (loss) for the period	(13,108)	(10,313)	7,235	7,886

Profit (loss) attributable to:
Owners of the Company	(14,334)	(8,829)	5,907	8,607
Non-controlling interests	(649)	(208)	(659)	7

	(14,983)	(9,037)	5,248	8,614

Total comprehensive income (loss) attributable to:
Owners of the Company	(12,583)	(10,021)	7,765	8,062
Non-controlling interests	(525)	(292)	(530)	(176)

	(13,108)	(10,313)	7,235	7,886

SPORTRADAR GROUP AG

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of Euros)

	December 31, 2020	September 30, 2021

Assets
Current assets
Cash	385,542	768,402
Trade receivables	23,812	31,444
Contract assets	23,775	35,938
Other assets and prepayments	15,018	19,411
Income tax receivables	1,661	1,134

	449,808	856,329

Non-current assets
Property and equipment	33,983	34,557
Intangible assets and goodwill	346,069	779,061
Equity-accounted investees	9,884	8,397
Other financial assets	95,055	8,276
Deferred tax assets	22,218	25,042

	507,209	855,333

Total assets	957,017	1,711,662

Current liabilities
Loans and borrowings	8,040	6,713
Trade payables	131,469	169,280
Other liabilities	37,733	64,771
Contract liabilities	14,976	26,077
Income tax liabilities	7,535	9,456

	199,753	276,297

Non-current liabilities
Loans and borrowings	430,639	429,855
Trade payables	146,157	308,653
Other non-current liabilities	10,682	8,942
Deferred tax liabilities	5,654	27,385

	593,132	774,835

Total liabilities	792,885	1,051,132

Class A ordinary shares	—	18,887
Class B ordinary shares	—	8,308
Share capital	302	—
Participation certificates	161	—
Treasury shares	(1,970)	(565)
Additional paid-in capital	99,896	534,967
Retained earnings	68,027	101,937
Other reserves	859	314

Equity attributable to owners of the Company	167,275	663,848
Non-controlling interest	(3,143)	(3,318)

Total equity	164,132	660,530

Total liabilities and equity	957,017	1,711,662

SPORTRADAR GROUP AG

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of Euros)

	Nine Months Ended September 30,
	2020	2021

OPERATING ACTIVITIES:
Profit for the period	5,248	8,614
Adjustments to reconcile profit for the period to net cash provided by operating activities:
Income tax expense	3,451	10,724
Interest income	(4,966)	(5,018)
Interest expense	9,605	23,797
Impairment of equity-accounted investee	4,578	—
Other financial expenses net	(6,601)	3,893
Amortization and impairment of intangible assets	99,727	83,713
Depreciation of property and equipment	7,327	7,558
Equity – settled share-based payments	49	13,670
Other	1,833	1,324

Cash flow from operating activities before working capital changes, interest and income taxes	120,251	148,275

Increase in trade receivables, contract assets, other assets and prepayments	(15,338)	(15,710)
Increase in trade and other payables, contract and other liabilities	22,041	18,193

Changes in working capital	6,703	2,483
Interest paid	(8,574)	(18,066)
Income taxes paid	(3,062)	(7,088)

Net cash from operating activities	115,318	125,604

INVESTING ACTIVITIES:
Acquisition of intangible assets	(65,235)	(81,478)
Acquisition of property and equipment	(1,386)	(2,721)
Acquisition of subsidiaries, net of cash acquired	(39)	(198,432)
Disposal of property and equipment	—	20
Collection of loans receivable	243	294
Issuance of loans receivable	(2,088)	(2,116)
Collection of deposits	196	216
Payment of deposits	(105)	(86)

Net cash used in investing activities	(68,414)	(284,303)

FINANCING ACTIVITIES:
Payment of lease liabilities	(2,267)	(4,417)
Proceeds from borrowing of bank debt	42,145	—
Transaction costs related to borrowings	(1,510)	—
Principal payments on bank debt	(46,099)	(2,230)
Change in bank overdrafts	(307)	59
Purchase of MPP share awards	(3,750)	—
Proceeds from issuance of MPP share awards	330	1,650
Proceeds from issue of participation certificates	—	1,002
Net Proceeds from issuance of new shares	—	546,257

Net cash (used in) from financing activities	(11,458)	542,321

Net increase in cash	35,446	383,622
Cash at the beginning of the period	57,024	385,542
Effects of movements in exchange rates	629	(762)

Cash at the end of the period	93,099	768,402

Set out below is the information related to each reportable segment for the three and nine month periods ended September 30, 2020 and 2021.

	Three Months Ended September 30, 2020
in €‘000	RoW Betting	RoW Betting AV	United States	Total reportable segments	All other segments	Total

Segment revenue	63,180	25,723	8,927	97,830	7,464	105,294
Segment Adjusted EBITDA	32,990	2,995	(5,334)	30,651	(259)	30,392
Unallocated corporate expenses(1)						(13,114)

Adjusted EBITDA						17,278

	Three Months Ended September 30, 2021
in €‘000	RoW Betting	RoW Betting AV	United States	Total reportable segments	All other segments	Total

Segment revenue	78,589	28,974	19,569	127,132	9,633	136,765
Segment Adjusted EBITDA	44,741	9,587	(6,593)	47,735	(2,422)	45,313
Unallocated corporate expenses(1)						(24,436)

Adjusted EBITDA						20,877

	Nine Months Ended September 30, 2020
in €‘000	RoW Betting	RoW Betting AV	United States	Total reportable segments	All other segments	Total

Segment revenue	171,572	82,407	22,285	276,264	20,630	296,894
Segment Adjusted EBITDA	89,819	21,165	(17,721)	93,263	(16)	93,247
Unallocated corporate expenses(1)						(35,182)

Adjusted EBITDA						58,065

	Nine Months Ended September 30, 2021
in €‘000	RoW Betting	RoW Betting AV	United States	Total reportable segments	All other segments	Total

Segment revenue	227,111	104,576	48,485	380,172	28,665	408,837
Segment Adjusted EBITDA	131,331	29,370	(15,072)	145,629	(4,112)	141,517
Unallocated corporate expenses(1)						(60,873)

Adjusted EBITDA						80,644

(1)	Unallocated corporate expenses primarily consist of salaries and wages for Group management, legal, human resources, finance, office, technology and other costs not allocated to the segments

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS financial performance measure, which is profit for the period (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
in €‘000	2020	2021	2020	2021

Profit (loss) for the period	(14,983)	(9,037)	5,248	8,614
Share based compensation	49	5,148	49	13,670
Depreciation and amortization	27,962	27,182	80,870	91,271
Amortization of sport rights	(21,533)	(17,444)	(61,612)	(66,307)
Impairment of intangibles assets	26,184	—	26,184	—
Impairment of equity-accounted investee	4,578	—	4,578	—
Impairment loss on other financial assets	—	165	—	425
Finance income	(12,705)	(1,574)	(22,140)	(14,592)
Finance costs	8,739	13,390	21,437	36,839
Income tax (expense) benefit	(1,013)	3,047	3,451	10,724

Adjusted EBITDA	17,278	20,877	58,065	80,644

The following table presents a reconciliation of Adjusted Free Cash Flow to the most directly comparable IFRS financial performance measure, which is net cash from operating activities (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2021	2020	2021

Net cash from operating activities	39,469	58,148	115,318	125,604
Acquisition of intangible assets	(24,890)	(23,153)	(65,235)	(81,478)
Acquisition of property and equipment	(273)	(661)	(1,386)	(2,721)
Payment of lease liabilities	(800)	(1,388)	(2,267)	(4,417)

Adjusted Free Cash Flow	13,506	32,946	46,430	36,988